POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

¦ EXHIBIT 99.1

Changes in Affiliates (Addition)

1. Company to be affiliated
- Company Name: eNtoB Corporation
- Total Asset (KRW): 79,824,841,292
- Total Equity (KRW): 27,132,961,797
- Total Liabilities (KRW): 52,691,879,495
- Total Capital (KRW): 16,000,000,000

•	Purpose of the company : E-business and Sale of consumable products

2.	Name of Company Group: POSCO

3.	Reason for Addition: The nomination of the Representative Director by POSCO

4. Total number of affiliated companies after additional affiliation: 108

5. Date of Addition: May 4, 2009

6. Others
- The above financial figures are based on December 31, 2008.